UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

The Registrant’s Audited Results for the 52 Weeks Ended 1 January 2010 and Unaudited Fourth Quarter Results

EXHIBITS

Exhibit No.	Description

99.1	The Registrant’s Audited Results for the 52 Weeks Ended 1 January 2010 and Unaudited Fourth Quarter Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc
(Registrant)

Date: February 11, 2010
	By:	/S/ BRETT GLADDEN
Brett Gladden
Company Secretary

Exhibit 99.1

CSR PLC AUDITED RESULTS FOR THE 52 WEEKS ENDED 1 JANUARY 2010 AND

UNAUDITED FOURTH QUARTER RESULTS

Strong fourth quarter. Significant market traction with our renewed portfolio. New leading-edge products launched.

London: 10 February, 2010: CSR plc (“CSR”) today reports fourth quarter and full year results:

•	Strong fourth quarter, reflecting improving financial momentum through the year and benefits of the SiRF acquisition:

•	Q4 revenue of $198m towards the upper end of guidance (Q4 2008: $140m).

•	Improved Q4 gross margin, 47.3% (Q4 2008: 43.5%).

•	Underlying diluted earnings per share of $0.14 (Q4 2008: $0.07).

•	Significant market traction:

•	Wi-Fi - CSR9000, our Wi-Fi & BT+FM Connectivity Platform is in mass production and shipping.

•	GPS - SiRFstarIV, our new, innovative GPS architecture, is in mass production and shipping to a leading North American smart phone manufacturer.

•	Prima and AtlasIV, our market leading Multifunction Location SoC platforms, continue to gain design-wins in the PND and automotive sectors.

•	BT/FM in handsets - BC7000, our best-in-class BT+FM combination chip is shipping in volume to three Tier 1 handset customers.

•	BT in PCs - First design win with a Tier 1 PC manufacturer for our BT & Wi-Fi combination module, developed with one of our partners.

•	Design-win momentum - In 2009, CSR won more Bluetooth design-wins than all of our competitors combined.

•

Audio Platform for handsets, with built-in Bluetooth connectivity, launched: CSR has launched its leading edge audio platform, with built-in Bluetooth connectivity, optimized for handsets. CSR7810 offers active single and dual microphone audio noise cancellation, near-end audio enhancements and supports streaming audio, voice communications and data connection.

•	Outlook:

•	Market share expected to grow in 2010.

•	First quarter 2010 revenue expected to be between $160m and $175m.

FOURTH QUARTER FINANCIAL HIGHLIGHTS

•	Revenue $198.1m up 41% over Q4 ‘08: ($140.1m).

•	The quarter includes $68.6m of revenue from SiRF.

•	Gross margin up 3.8% pts to 47.3%; Q4 ‘08: 43.5%.

•	Underlying operating profit $25.8m; Q4 ‘08: $4.5m.

•	Operating profit $21.0m; Q4 ‘08: $15.0m operating loss.

•	Underlying diluted earnings per share $0.14; Q4 ‘08: $0.07.

•	Diluted earnings per share $0.11; Q4 ‘08: $0.05 loss.

•	Cash inflow from operating activities of $20.9m resulting in cash, cash equivalents and treasury deposits of $412.4m.

FULL YEAR FINANCIAL HIGHLIGHTS

•	Revenue $601.4m down 13.5% from 2008; ($694.9m).

•	Includes approximately $130.0m of revenue from SiRF.

•	Gross margin sustained at 44.6%; (2008: 44.6%).

•	Stronger gross margins in the second half of 2009 reflect the benefits of the acquisition of SiRF and an improved product mix.

•	Underlying operating profit $26.9m; (2008: $72.8m).

•	Operating loss $15.9m; (2008: $8.5m operating loss)

•	Underlying diluted earnings per share $0.20; (2008: $0.49).

•	Diluted loss per share of $0.07; (2008: $0.05 diluted loss per share).

•	Strong balance sheet. Cash, cash equivalents and treasury deposits of $412.4m; (2008: $261.9m).

Commenting, Joep van Beurden, Chief Executive Officer, said:

“CSR has delivered a strong fourth quarter performance, with revenue towards the upper end of our guidance. Compared to the third quarter we have had a significant improvement in gross margin, increased operational cash generation and increased earnings per share.

“The new generation of connectivity, audio and location platform products we have launched are gaining significant traction across all segments of our market. Three Tier 1 handset manufacturers are now shipping multiple products that incorporate BC7000. We are also shipping CSR9000, our Wi-Fi & BT+FM combination connectivity platform to three customers. In our audio and consumer business, headset design wins continued strongly, in particular in the stereo Bluetooth headset segment, and our refreshed PC strategy gained its first Tier 1 PC design win with our BT & Wi-Fi module, developed with a partner. The automotive and PND business unit continued to grow strongly, as GPS and Bluetooth penetration continue to increase. We expect this trend to continue.

“Our pipeline of innovation continues to deliver exciting products. We recently launched CSR7810, an audio platform optimised for handsets, with built-in Bluetooth connectivity. It brings innovative audio features, such as single and dual microphone active noise cancellation along with support for audio streaming to the handset market.

“2009 was a challenging year. In the first half, however, the management actions we had put in place meant we were in a much stronger position to withstand the impacts of the global recession and we remained cash positive. We also saw the opportunity for an important strategic move, which we took with the acquisition of SiRF. In the second half we saw some improvements in economic conditions with the end of de-stocking in our customer channels. We successfully integrated SiRF, delivering the targeted synergies and a substantially strengthened balance sheet.

“Market research firms expect the market for connectivity, location and audio platforms to increase in value by between 15% and 30% per year. Our strong strategic, operational and commercial progress puts us in a good position to make use of this opportunity.

“For 2010, we naturally have caution about the global economic outlook, but we believe that the market for connectivity, location and audio platforms will show significant growth by value this year and, indeed, beyond. Our achievements of last year have significantly widened and deepened our capacity and capabilities and, coupled with our strong financial resources, this positions us to take advantage of the opportunities and build growth and further shareholder value.”

OUTLOOK

The global economy and our marketplace ended 2009 in significantly better health than they started, and this improved tone has continued into 2010. We will maintain caution about the strength of the economic recovery, but we nevertheless expect demand for our products to continue to grow, with 2010 seeing significantly increased penetration of connectivity, audio and location technologies. Consumer demand for smartphones and other connectivity devices has gathered pace, and Bluetooth, GPS and Wi-Fi are becoming important features not just in handsets, but in an increasingly wide array of electronic consumer devices and the automotive industry.

Our business is performing well. We expect to ramp several of our new product lines in 2010 – BC7000, CSR9000 and SiRFstarIV are all ramping in line with our expectations. Our early success with these new products gives us confidence in our ability to gain market share in a growing market.

We expect revenue in the first quarter to be within the range of $160m to $175m.

CSR FOURTH QUARTER 2009 RESULTS TABLE

	Q4 2009	Q3 2009	Change Q3 2009 to Q4 2009		Q4 2008	Change Q4 2008 to Q4 2009		2009	2008	Change 2008 to 2009

Revenue	$198.1m	$209.9m	($11.8m	)	$140.1m	$58.0m		$601.4m	$694.9m	($93.5m	)
Contribution from SiRF	$68.6m	$59.5m	$9.1m		NA	NA		$130.0m	NA	NA
Gross Margin	47.3%	45.3%	2.0%		43.5%	3.8%		44.6%	44.6%	0%
Underlying* R&D expenditure	$43.2m	$46.2m	($3.0m	)	$35.1m	$8.1m		$155.5m	$148.0m	$7.5m
Underlying* SG&A expenditure	$24.6m	$26.6m	($2.0m	)	$21.4m	$3.2m		$85.9m	$89.0m	($3.1m	)
Underlying* operating profit	$25.8m	$22.2m	$3.6m		$4.5m	$21.3m		$26.9m	$72.8m	($45.9m	)
Operating profit	$21.0m	$10.6m	$10.4m		($15.0m )	$36.0m		($15.9m )	($8.5m )	($7.4m	)
Underlying* diluted earnings (loss) per share	$0.14	$0.10	$0.04		$0.07	$0.07		$0.20	$0.49	($0.29)
Diluted earnings (loss) per share	$0.11	$0.05	$0.06		($0.05)	$0.16		($0.07)	($0.05)	($0.02)
Net cash from operating activities	$20.9m	$2.7m	$18.2m		$34.0m	($13.1m	)	$50.2m	$66.3m	($16.1m	)
Cash, cash equivalents & treasury deposits and investments	$412.4m	$395.8m	$16.6m		$261.9m	$150.5m		$412.4m	$261.9m	$150.5m

Statutory numbers for CSR are consolidated and therefore include the results from the SiRF business following completion of the acquisition on 26 June 2009. The 2009 contribution from SiRF in 2009 represented revenue for the short period in the second quarter following completion of the acquisition to the quarter ended 2 July 2009 and a full contribution for each of the third and fourth quarters.

*	Non GAAP Disclosure. Although IFRS disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure. CSR believes that these underlying items (in particular, underlying R&D expenditures and underlying SG&A expenditure, and operating profit, operating margin and earnings per share derived therefrom) provide additional useful information on underlying trends. Management uses underlying results to assess the financial performance of CSR’s business activities. The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies. Underlying measures are not intended as a substitute for, or a superior measure to, IFRS measures.

Underlying results for Q4 2009 exclude charges in R&D for the amortisation of acquired intangible assets (Q4 2009: $2.5 million; Q3 2009: $2.4 million; Q4 2008: $1.2 million) and share option charges (Q4 2009: $1.4 million; Q3 2009: $1.6 million; Q4 2008: $1.6 million) and in SG&A, amortisation of acquired intangible assets (Q4 2009: $1.0 million; Q3 2009: $1.0 million; Q4 2008: $nil) integration and restructuring charges (Q4 2009: $nil; Q3 2009: $5.2 million; Q4 2008: $14.4 million), share option charges (Q4 2009: credit of $0.1 million; Q3 2009 $1.3 million; Q4 2008: $1.2 million) and the adjustment to goodwill as a result of the recognition of pre-acquisition tax losses (Q4 2009: $nil; Q3 2009: $nil; Q4 2008: $1.0 million). Underlying EPS also excludes the tax effects associated with these items.

2009 refers to the 52 week period ended 1 January 2010; 2008 refers to the 53 week period ended 2 January 2009.

Underlying results for 2009 exclude charges in R&D for the amortisation of acquired intangible assets (2009: $7.5 million; 2008: $5.4 million), share option charges (2009: $6.8 million; 2008: $4.8 million) and in SG&A, amortisation of acquired intangible assets (2009: $2.0 million; 2008: $nil) integration and restructuring charges (2009: $12.2 million; 2008: $14.4 million), acquisition costs (2009: $10.6 million; 2008: $nil), share option charges (2009: $3.8 million; 2008: $2.8 million), non cash impairment charges (2009 $nil; 2008: $52.9 million) and the adjustment to goodwill as a result of the recognition of pre acquisition tax losses (2009: $nil million; 2008: $1.0 million). Underlying EPS also excludes the tax effects associated with these items.

Enquiries:
CSR plc
Will Gardiner, Chief Financial Officer
Scott Richardson Brown, Corporate Finance & IR Director	Tel: +44 (0) 1223 692 000

US Investors	UK Media
Mozes Communications LLC	FD
Tel: +1 781 652 8875	Tel: +44 (0) 20 7831 3113
Kristine Mozes	James Melville-Ross
Haya Herbert-Burns

UK Webcast and Presentation:

A presentation for UK analysts and investors will be held at 9.00am UK time today at UBS, 1 Finsbury Avenue, London, EC2M 2PP.

A live audio webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com) from 9.00am UK time on Wednesday 10 February 2010 and will be available to view on demand from approximately 3.00pm UK time. A dial-in facility will be available as follows: United Kingdom dial-in: 0800 358 1448, rest of the world dial-in: +44 (0) 20 8609 0581.

An audio replay facility of the presentation will be made available on the investor relations pages of the CSR website (www.csr.com) for one week following the announcement date. The presentation will be available for replay on 0800 358 2189; Access Code: 280006#, or +44 (0)20 8609 0289 (outside of the UK).

US Webcast:

A conference call for US analysts and investors will be held at 9.00am EST on Wednesday 10 February 2010.

To access this call dial (USA Toll Free Call) +1 866 388 1925. A live audio webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com) from 9.00am EST time on Wednesday 10 February and will be available to view on demand from approximately 3.00pm EST time.

The presentation will be available for replay on +1 866 676 5865; Access Code: 280010#, or +44 (0)20 8609 0289 (outside of the USA).

A recording of the analyst and investor calls will also be available on the investor relations pages of the CSR website (www.csr.com) for six months.

OPERATING REVIEW

As we expected, 2009 was indeed a very challenging year. During the first half, the global economic recession had a severe impact on our markets with widespread destocking by our customers and by their own distribution channels. This directly affected our first half revenues, which were down to $193.5 million against $349.3 million in the first half of 2008. The actions we had already put in place at the end of 2008 meant that we were in a much stronger position to withstand these economic pressures and we remained cash positive.

We also saw the opportunity for a value creating strategic move, which we took with the successful acquisition of SiRF, which completed at the end of the first half.

We completed the acquisition of SiRF on 26 June, 2009, in a share-for-share transaction satisfied through the issue of 47,658,256 of our ordinary shares. Based on the share price of our ordinary shares at the time the transaction was announced on 9 February 2009, this represented a total consideration of approximately $136 million, which, due to increases in our share price, subsequently increased to $281.5 million at the completion date.

During the second half of the year, we saw the ending of destocking and we drove revenue growth with an improved margin reflecting the shifting product mix. To this we added the benefits of the SiRF acquisition, rapidly completing the integration and securing $35 million of annualised synergies, driving the growth of our revenue, establishing a world leading position in location as well as Bluetooth products and seeing consequential overall margin improvement. Our second half results reflect this. Our revenue was $407.9 million, (of which SiRF contributed approximately $128.0 million), compared to revenue of $346 million for the second half of 2008. We returned to profit with a marked upswing in cash generation and we substantially strengthened our balance sheet.

Throughout the year, we also maintained our investment in product innovation, reinforced our execution and built upon our strong customer relationships. During the year we have launched an entire new generation of connectivity, audio and location products. In the last quarter, we have added our new Bluetooth/Wi-Fi combination module, in conjunction with our partner, which has won its first design slot with a Tier 1 PC manufacturer.

CSR is now a substantially strengthened business, well positioned to benefit from the growth in penetration of Bluetooth, location and other applications, not just in mobile devices but in an increasingly wide array of consumer electronics and the automotive industry.

Following the acquisition of SiRF, we reorganised the business into three business segments: Handsets; Audio & Consumer (which includes headsets, consumer electronic devices and personal computers); and Automotive & Personal Navigation Devices. Within these segments our revenue derives primarily from the sale of Bluetooth, Bluetooth combination chips and GPS chips. The GPS revenue during the periods reported corresponds to the contribution from the SiRF business included following the acquisition of SiRF. Following the acquisition, around $130 million of the Group’s revenue during the remainder of 2009 was derived from GPS products, all of which came from SiRF. The performance of the GPS business acquired as a result of the acquisition in the second half 2009 was consistent with our expectations at the time of completion. Excluding the contribution to revenues in the second half of 2009 from the acquisition of SiRF, CSR’s revenues on a like for like basis were approximately $471.4 million or 32% lower than 2008. CSR’s financial results for 2009 include SiRF from the date of completion.

	Q4 2009	Q3 2009	Change Q3 2009 to Q4 2009	2009	2008	Change 2008 to 2009
Handsets	$91.0m	$94.0m	(3%)	$310.8m	$344.2m	(10%)
Audio & Consumer	$49.8m	$59.8m	(17%)	$163.3m	$299.6m	(45%)
Automotive & Personal Navigation Devices	$57.3m	$56.1m	2%	$127.3m	$51.1m	149%
Total	$198.1m	$209.9m	(6%)	$601.4m	$694.9m	(13%)

Bluetooth and Bluetooth combinations	$129.5m	$150.4m	(14%)	$471.4m	$694.9m	(32%)
GPS	$68.6m	$59.5m	15%	$130.0m	n/a	n/a
Total	$198.1m	$209.9m	(6%)	$601.4m	$694.9m	(13%)

Handsets

During 2009, overall revenue in our handset segment, which represented 52% of CSR’s total revenue, declined by 9.7% to $310.8 million compared to $344.2 million in 2008. Excluding SiRF GPS revenue, the fall was around 23%. This was mainly due to the continued impact of the loss of a Bluetooth FM programme with one of our largest customers, which we have subsequently won back.

These effects were partially offset by the increased revenue from GPS shipments in the second half of the year, following the acquisition of SiRF. The GPS derived revenue in this segment represented approximately $52 million out of the total GPS revenue of approximately $130 million following the acquisition of SiRF.

During the fourth quarter, our handset unit revenues declined by three percent relative to the third quarter to $91.0m. This decline was less than the normal seasonal decline, in part due to our continued market share gain with BC7000, our Bluetooth and FM Rx/Tx combination device, which we launched during the year and in part due to the growth in the smart and feature phone segments where demand is highest for our technologies.

Our handset business unit made very good progress with a number of our latest generation technologies as well as with our existing products. Commercial highlights have been the continued strong growth in demand for BC7000, which by the latter part of the fourth quarter was being used by three Tier 1 manufacturers in multiple handset programmes. We expect that during 2010, the level of revenues derived from BC7000 will increase as a result of additional design wins and the sale of new devices using this technology. BC7000 has demonstrated its leading-edge capabilities and we believe it will enable us to replicate the worldwide success which we had with earlier generations of our Bluetooth technology.

During 2009, the handset business unit made good progress in the launch of new products with a number of our latest generation technologies creating strong interest. Commercial highlights included good performance from BC6, our standalone Bluetooth offering, which entered volume production in 2008, and which became our best selling product in 2009, overtaking BC4, the largest selling Bluetooth chip of all time, which was first launched in 2005.

During 2009, we achieved design-wins with a number of OEMs for our first generation Wi-Fi part, UniFi1050, which delivered modest sales. Wi-Fi will be an important technology for us in 2010, where we are able to offer two new solutions for our customers. We have been encouraged by customer interest in either UniFi6000, our discrete stand-alone chip-on-board solution, or CSR9000 our combination module with Bluetooth, FM and Wi-Fi technologies. These products are focused on the embedded market and early engagements on potential design-wins have been encouraging. As previously announced, we started shipping CSR9000 to a leading Japanese mobile telephone manufacturer during the quarter and subsequent to this have started shipping to two additional new customers. We continue to work with Tier 1 customers with whom we are targeting additional programmes in 2010.

CSR’s host software product, CSR Synergy, continues to be very well received and is being used in a large number of different products. We have a dedicated Android version which we recently launched that allows our customers to enable full Bluetooth functionality on an Android handset and therefore provides them with a good differentiator. CSR Synergy is being adopted with our BT+FM & Wi-Fi connectivity platform solution, CSR9000, to provide high quality co-existence and performance to handset users.

CSR was the first company to qualify its solution for the new Bluetooth 4.0 low energy (“BTLE”) specification, continuing our history of being the first company to qualify every Bluetooth standard. While the standard has just been ratified, we are working with multiple customers across multiple end user markets on interesting applications of BTLE and we expect this new standard, which enables a low energy variant of Bluetooth, to become increasingly important as Bluetooth proliferates across more consumer devices.

Several announcements recently have highlighted the growing attraction of GPS in handsets, including both Nokia and Google announcing free navigation applications for cell phones. This will continue to drive the ongoing penetration of GPS in handsets that we have been expecting. We have made excellent progress with SiRFstarIV, our leading GPS product, which we launched in the third quarter and which entered mass production in the fourth quarter and started shipping to a leading North American smartphone manufacturer. Customer feedback from wider sampling has been extremely encouraging.

Audio & Consumer

Revenue in our Audio and Consumer segment, which represented 27% of CSR’s total revenue in 2009, fell by 45.5% to $163.3 million against $299.6 million in 2008, when it represented 43% of total revenue. Revenue was adversely impacted during 2009 by the decline in the total headset market of around 50%. This decline was due to a combination of the headset supply chain being significantly oversupplied during the first half of 2009 as a result of the build up of inventory during the second half of 2008 and the global economic downturn. The oversupply was in large part due to over ordering from customers in response to the legislation adopted in California which came into effect in the middle of 2008, requiring that drivers only make and receive calls on their mobile phones using hands-free technology. These levels of inventory had largely cleared by the start of the second half of 2009 with the result that order levels recovered, better reflecting underlying market demand. The significant loss of PC market share during 2008 also continued to have a negative impact on 2009 revenue. The acquisition of SiRF only added a very small amount of revenue to this business unit.

Despite the fall in the total headset market for much of 2009, the high-end headset market experienced increasing demand for advanced high-end technologies that enable OEM’s to provide additional features that enhance the consumer’s experience when listening to speech or music. An example of this was in the market for Stereo Bluetooth headsets. Contributing to this demand was Apple’s updated iPhone Operating System 3.0, which was launched in the first half of the year. This has led to a significant increase in the number of devices that can now stream stereo audio over Bluetooth. As a result, our customers are increasingly interested in advanced audio distribution profile (or A2DP) stereo Bluetooth streaming. We have the market leading products in this area, and during the third quarter, we also released the world’s first Bluetooth Software Development Kits (SDKs) that enable headset manufacturers to build Bluetooth accessories that conform to the “Made for iPod” standard.

Competition in the headset segment is growing, particularly in developing markets such as China, where price competition is fierce, especially in the low end markets. Despite these challenges, we continued to be the leading global supplier of Bluetooth integrated circuits for the headset market and we believe that we offer superior technology. We continue to invest in enhanced audio features for higher end headsets through our centre of audio excellence in Detroit, where we develop our market leading ‘clear Voice capture’ or ‘cVc’ software and through collaborations with key audio specialists such as SRS labs. The results are borne out by the growing number of headset manufacturers now endorsing Bluetooth as a high-quality audio transmission mechanism.

Demand in our Audio & Consumer division is seasonally lower in the fourth quarter with our products largely having shipped in advance of the anticipated Christmas demand. As a result, revenues for the fourth quarter dropped by 17% relative to the third quarter to $49.8 million as expected.

More fundamentally, we continue to see strong design-win momentum and are excited by the underlying prospects in each of the segments in this division. Despite the competitive pressures referred to above, our design activity is robust across the segment, and in particular we are seeing increasing design-in activity in Stereo Bluetooth headsets. We won a number of designs during the quarter, including the first Bluetooth headset to be launched by a leading US smartphone manufacturer; a new stylish design with innovative carry case and charger for the US market by a top headset manufacturer, as well as Nokia’s BH-905 noise cancelling stereo headphones.

We are significantly improving our position in the PC market where we have implemented a new strategy of working alongside leading PC Wi-Fi manufacturers in order to provide an enhanced combined offering to our end customers. Our recently announced relationships with Realtek and Ralink are gaining momentum and we are delighted to have already achieved a design-win with a leading Tier 1 PC manufacturer. Another segment that has been gaining interest with consumers is the tablet market where we were designed into the new ICD Vega touch screen tablet running on the Android platform.

In gaming, where the economic downturn was expected to result in a severe decline in end user demand and possible delays in the launch of new products to the market, we saw sales hold up better than we had anticipated and also achieved some encouraging design wins. Particularly pleasing was our win from Sony for their latest portable device the PSP Go which featured our BC5120 product. We also won slots in the controllers for a refreshed PS3 Slim during the year. This area of our business continued to perform well through the fourth quarter reflecting better than expected end market Christmas sales compared to 2008, for example in the PS3. Recognising the dominance of the main three gaming manufacturers we continue to actively pursue further leads that will help us to grow our market share with them.

GPS is becoming increasingly relevant to consumer electronics manufacturers with the increased proliferation of location based services and we saw strong interest for our latest GPS technologies this past quarter. SiRFstarIII is being designed into more and more digital cameras and camcorders with the latest Samsung ST1000 featuring our product that enables geo-tagging of photographs as well as a leading Japanese electronics manufacturer also launching a digital still camera with our SiRFstarIII product.

Automotive & Personal Navigation Devices

In this segment revenue for 2009 grew by 149% to $127.3 million and represents 21% of the total revenue for 2009, against $51.1 million and 7% of revenues in 2008. The increase in revenue in 2009 was the result of the acquisition of SiRF. Of total GPS revenue gained through the acquisition, approximately 60% or $76.3 million was in the APBU segment. The year also saw increased adoption of our Bluetooth and GPS into new build cars.

During the fourth quarter, demand continued to be strong for our Automotive and PND division which showed a 2% increase in revenue over the third quarter to $57.3m. Particularly pleasing was the automotive division where car manufacturers have been increasing the volume of new cars built progressively over the year to meet a strong rebound in consumer demand largely in response to the car recycling programmes implemented by many governments around the world. There is a general move to embed more connectivity and location technologies in new cars. We are far and away the leader in the market, shipping both GPS platforms and Bluetooth platforms into the automotive industry. We have also secured a design-win at a Tier 1 automotive supplier for our latest generation Wi-Fi, the UF6000.

In 2009, the PND market started on a weak footing following disappointing Christmas 2008 sales. This prompted concerns about the future of PNDs which proved to be premature. Nevertheless, demand was weakest in Europe with North America also seeing weak or flat demand for PNDs. In contrast, the Far East and the developing world continued to see increased levels of demand as electronic mapping for navigation is still new to many of these countries. The market continues to remain very competitive, particularly in the so-called ‘white box’ market in the Far East. However, our business is performing well and we are delighted to announce a design-win to supply a leading North American electronics manufacturer’s new connected PNDs where we are providing both GPS, via our system on chip platforms SiRFprima and SiRFatlas, as well as Bluetooth. In Europe, we secured a design-win with Vincotech for SiRFstarIV for their new GPS modules and telematic product platforms.

SiRFPrima our high-end SoC platform focused on the in-dash automotive market has also received two design-wins in China which we expect will lead to significant volumes for this part during the second half of 2010.

Litigation status update

As previously disclosed, intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations, and we are currently involved in multiple lawsuits with Broadcom. With respect to both existing and future litigation, we will continue to vigorously defend ourselves.

In the currently active case in the United States District Court for the Central District of California, originally involving claims that SiRF infringed four Broadcom patents, as well as mutual claims for Unfair Competition and False Advertising, one Broadcom patent has been dismissed from the case, and Broadcom is seeking to redefine claims of another patent because the U.S Patent and Trademark Office denied all original claims of the patent. The Markman hearing (in which the patents that are the subject of the proceedings are construed) is currently anticipated for the second quarter and the case presently remains on schedule for jury trial in November 2010.

We have appealed the ITC decision against SiRF to the Federal Circuit and we anticipate a final ruling within the coming months; in any event, the ITC orders have been effective since early 2009, and the companies have acted accordingly with respect to such orders. Upon such ruling, the other District Court patent case between us and Broadcom, in which each is asserting four patents against the other’s products, will come unstayed and proceed.

In view of the ensuing trial and the other District Court case resuming, we anticipate incurring increasing legal expenses related to ongoing litigation. We were aware of the Broadcom litigation at the time of the acquisition of SiRF and that one result of the acquisition would be increased legal costs, which were factored into our business planning for the combined business. We recognise the possibility that third parties, including Broadcom, may pursue new or additional litigation, including enforcement activities making allegations against us and additional allegations before the courts, the International Trade Commission or in other venues. We will take appropriate steps to deal with any claims that may be made.

Cautionary Note Regarding Forward Looking Statements

This release contains certain statements (including, statements concerning plans and objectives of management for future operations or performance, or assumptions related thereto) that are ‘forward looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995 in relation to the future financial and operating performance and outlook of CSR. These forward-looking statements can be identified by words such as ‘believes’, estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’, ‘plans’, ‘should’, “may” and other similar expressions, including statements relating to: expected developments in our product portfolio, expected revenues, expected future design wins and increase in market share, the expected incorporation of the our products in those of our customers, the expectation of volume shipments of our products, and the current expectations and beliefs of management of CSR. These forward-looking statements are based upon numerous assumptions regarding CSR’s business strategies and the environment in which CSR will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of CSR.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements. These factors include, but are not limited to: consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products; declines in average selling prices of CSR’s products; cancellation of existing orders or the failure to secure new orders; CSR’s failure to introduce new products and to implement new technologies on a timely basis; CSR’s failure to anticipate changing customer product requirements; CSR’s failure to deliver products to its customers on a timely basis; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any litigation; the cyclicality of the semiconductor industry; overall economic conditions; CSR’s ability to secure sufficient capacity from third-parties that manufacture, assemble and test its products; the potential for any disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; the yields that CSR’s subcontractors achieve with respect to CSR’s products; possible errors or failures in the hardware or software components of CSR’s products; CSR’s ability to successfully manage its recent expansion and growth; CSR’s ability to protect its intellectual property; CSR’s ability to attract and retain key personnel including engineers and technical personnel; competitive developments in CSR’s markets; and difficulty in predicting future results.

Each forward looking statement speaks only as of the date hereof. CSR does not undertake to release publicly any updates or revisions to any forward looking statements contained herein, otherwise than required by law.

Financial Review

Fourth Quarter and 52 weeks ended 1 January 2010

Income Statement

IFRS Disclosure

Although IFRS disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure. CSR believes that these underlying items (in particular, underlying R&D expenditures and underlying selling, general & administrative expenditure, and underlying operating profit, operating margin and underlying earnings per share derived therefrom) provide additional useful information on underlying trends. Management uses underlying results to assess the financial performance of CSR’s business activities. The term “underlying” is not defined in IFRS, and therefore may not be comparable with similarly titled measures reported by other companies. Underlying measures are not intended as a substitute for, or a superior measure to, IFRS measures, however we believe this information, along with comparable IFRS measures, is useful to investors. Our management uses these financial measures, along with the most directly comparable IFRS financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.

Non-GAAP financial measures as reported by us may not be comparable with similarly titled amounts reported by other companies. In the following sections, we discuss the following non-GAAP measures:

•	‘Underlying research and development expenses’;

•	‘Underlying selling, general and administration expenses’;

•	‘Underlying operating profit’ which represents Gross profit after deduction of underlying research and development and underlying selling, general and administrative expenses;

•

‘Underlying net profit’ which represents underlying operating profit, plus investment income, less finance costs and less tax, excluding the tax effects of the adjustments made to underlying operating profit; and

•	‘Underlying diluted earnings per share’, which represents underlying net profit divided by the weighted average number of dilutive shares;

Market Overview

CSR’s results of operations during 2009 were materially affected by the following trends, several of which are likely to continue, in addition to factors connected with the economic downturn that impacted the results for 2009 (other than destocking which is largely complete), and we expect are likely to affect performance in 2010. These include:

•	change in the size of the market for short-range wireless voice and data communications and location and location based services;

•	general economic conditions, which affects the level of demand from retail consumers for the connectivity, location and audio products which use our technology;

•	the impact of intense competition, from third parties, including in respect of product features, pricing strategies and release of new products;

•	the recognised trend in the semiconductor industry for declining average selling prices;

•	the tendency for demand for consumer products to be affected by seasonality;

•	cyclical trends in the semiconductor industry generally;

•	restructuring in the semiconductor industry arising from the economic downturn which could affect the availability of sufficient capacity to meet our demands for integrated circuits; and

•	fluctuations in currency exchange rates, which can affect CSR’s costs in light of the global nature of its business.

The market for short-range wireless connectivity products has grown very quickly over the last few years. In 2009, notwithstanding the economic recession, the market for these products is believed to have grown by around 20% over 2008 from 2.2 billion units to 2.7 billion units. Even allowing for the current economic uncertainties, based on our analysis of third party market data, we estimate that the market for these solutions may grow from around $3.5 billion in 2008 to between $5 billion and $7 billion by 2012.

In handsets, although on a unit basis the market showed modest growth in 2009, there remain opportunities, particularly in phones which feature multiple connectivity and location based technologies, where growth is being driven by the market penetration of smart phones with Bluetooth, GPS, Audio and Wi-Fi capabilities. There is significant momentum behind smart phones, where Nokia and RIM and other established brands in this sector are being joined by relative newcomers such as Palm, Google and HTC.

We are also seeing positive trends in the adoption of wireless connectivity technologies by the automotive sector. Many vehicles already feature Bluetooth and GPS and we believe that Wi-Fi is a next step. Consumer electronics shows similar trends. A digital camera can use Bluetooth to sync with a PC to create a back-up of a photo, it can use GPS to ascertain its location, and because the camera knows its location it can use Wi-Fi to access the internet and deliver more information about what the consumer is photographing.

As a consequence of the market opportunities in connectivity and location-based services, competition has intensified as existing and new entrants seek to establish and grow market share. This trend of increasing competition is expected to continue. As the number of companies supplying wireless technology solutions increases, our customers have access to a greater variety of alternative solutions with differing features to those offered by CSR. They are also able to seek better prices in return for awarding contracts and, similarly, competitors are often prepared to offer lower prices in order to secure new business. Our markets have also been impacted by the global economic downturn, which has particularly affected the consumer-oriented markets into which CSR’s customers sell.

Much of the technology which CSR develops and supplies to our customers is installed into devices which are sold into consumer markets. Demand for consumer products and therefore for our own products is subject to seasonal variation. This in turn affects our results which typically are stronger in the second and third quarters of a financial year as our customers increase orders in anticipation of demand for their own products.

Revenue derived from the supply of integrated circuits featuring our Bluetooth technologies remained the most significant part of our revenue in 2009. We believe that, whilst the overall Bluetooth market increased by around 10% in unit terms in 2009, total market revenue from Bluetooth fell in 2009 for the first time which is a result of the ongoing trend towards lower prices over a product’s lifecycle, combined with the fact that a larger proportion of the overall Bluetooth market was derived from the sale of handsets (which generally have lower average selling prices). The economic downturn that intensified in the latter part of 2008 and into 2009, together with continuing uncertainties for the near term economic environment, coupled with market competition, also adversely impacted CSR’s results of operations in 2008 and 2009.

We rely on our suppliers to provide the volumes of integrated circuits sufficient to meet the demands for our products from our customers. The economic downturn has resulted in measures being taken by a number of foundries who manufacture, assemble and test integrated circuits to restructure their businesses, resulting in a contraction of overall capacity for the supply of integrated circuits. If we were unable to secure sufficient capacity from our foundries, our ability to meet customer demand could be affected. CSR works to maintain a strong working relationship with our suppliers and the Company has benefited from the commitment of a number of key suppliers who have supported our business. We continue to work closely with our suppliers in order to ensure our business requirements are able to be satisfied.

Revenue

Q4 2009

Revenue for Q4 2009 was $198.1 million, a decrease of $11.8 million from Q3 2009 revenue of $209.9 million (Q4 2008: $140.1 million), reflecting the usual seasonal decline after the busy third quarter pre Christmas ordering period. Revenue from the SiRF businesses was $68.6 million (Q3 2009: $59.5 million). Without the contribution from SiRF, revenues would have been down by 14%, reflecting the decline in market share in handsets.

Revenue from our top five customers in the quarter represented 38% of total revenue (Q3 2009: 36%, Q4 2008: 49%). Our largest customer represented 16% of total revenue (Q3 2009: 10%, Q4 2008: 16%). The addition of the

SiRF GPS business has significantly reduced the concentration of customers in Q4 and Q3 2009 compared to previous quarters.

Revenue from Bluetooth during the quarter was $129.5 million, and from GPS, $68.6 million.

52 weeks ended 1 January 2010

Revenue in 2009 fell to $601.4 million, representing a 13.5% decrease on 2008 revenue ($694.9 million). SiRF’s contribution to revenue since the acquisition on 26 June 2009 reduced the revenue decline by around 18% or approximately $130.0 million. Excluding SiRF GPS revenue, our revenue declined by $223.5 million, or 32%, in 2009. We believe that over the same period, the Bluetooth market increased by around 10% in terms of total units sold, although our units sold fell by 16%.

There were two primary reasons for our declining sales volumes from 2008 to 2009. The first was the loss of market share in handsets, due to the loss of a Bluetooth+FM programme with our BC5 FM chip at one of our largest customers. (This had also been the main reason for the decline in sales in 2008 compared to 2007). The second was the overall decline in the headset market, which we believe fell by around 50% in revenue terms, with our business impacted to a similar extent.

The adverse impact from our loss of the Bluetooth+FM programme was larger in 2009 than in 2008, as the proportion of Bluetooth+FM programmes at this customer grew compared to the Bluetooth-only programmes which were reaching their end of life. Towards the end of 2009, we commenced shipment of our BC7000 Bluetooth+FM device to this customer.

There was a further revenue impact due to the volume-weighted average selling price declining by 8.4% year on year. Average selling price for our legacy Bluetooth business declined by 19.8% but this was partially offset by the higher average selling price for our SiRF products.

In the second half of 2009, as expected, we commenced volume shipments of our BC7000 devices to several major customers of the handset business unit, which had a positive impact on revenue and we expect further growth in revenue from this product in 2010.

The acquisition of SiRF has widened our customer base, and the proportion of revenue shipped to the top ten customers has fallen as a result from 67% in 2008 to 54.3% in 2009 (in the first half of 2009, 70% of revenue was derived from the top 10 customers). This diversity in our customer base has significantly reduced our dependency on several key customers. The largest customer represented 11% of revenues or approximately $63.9 million in 2009 compared to 19% (or approximately $135.0 million) in 2008, and sales to our second largest customer also contributed nearly 11% of revenue or approximately $63.9 million compared to 11% of revenue (approximately $75.6 million) in 2008.

Gross Profit

Q4 2009

Gross profit for Q4 2009 was $93.6 million compared with $95.0 million in Q3 2009 (Q4 2008: $60.9 million). Gross margin was 47.3% of revenue, significantly up from 45.3% in Q3 2009 (Q4 2008: 43.5%). Gross margin for our Bluetooth products was 45.1% in the quarter. Gross margin from our GPS products was 52.1% in the quarter.

52 weeks ended 1 January 2010

Gross profit consists of revenue less cost of sales. In 2009, our gross margin, the ratio of gross profit to revenue, remained at 44.6% of revenue, the same as in 2008. In absolute terms, gross profit fell to $268.3 million from $309.8 million in 2008, a decrease of 13.4%.

The acquisition of SiRF had a significant favourable impact on gross margins and increased the second half gross margin percentage. We estimate that SiRF’s historical gross margins on a comparable basis to CSR were around 47% for 2008 and 54% in 2007, which are above the levels historically achieved by CSR. Our gross margin in the first half of 2009 was 41.2%, this increased to 46.2% in the second half of the year due to a significant improvement in the Bluetooth margins achieved and the generally higher gross margins on GPS products.

(The 2009 gross profit is stated after a $5.8 million charge for fair valued inventory acquired in connection with the acquisition of SiRF (inventory was valued at selling price less costs to complete in line with the requirements of IFRS3 (revised 2008)). If this fair value adjustment were excluded, the gross profit margin would have been 45.6%, reflecting the fair value adjustment’s negative effect of 1% on the gross margin).

The acquisition of SiRF had a significant favourable impact on gross margins and increased the second half gross margin percentage. SiRF reported non-GAAP gross margins of around 47.5% for 2008 and 54.1% in 2007, which is above the levels historically achieved by CSR. CSR’s gross margin in the first half of 2009 was 41.2% and, due to an improvement in product mix as well as the impact of SiRF, this increased to 46.2% in the second half of the year.

Operating Expenses

Q4 2009

Underlying operating expenses were $67.8 million in Q4 2009 compared with $72.9 million in Q3 2009 (Q4 2008: $56.5 million).

Operating expenses were $72.6 million compared with $84.5 million in Q3 2009 (Q4 2008: $75.9 million) which included non-cash amortisation of acquired intangibles of $3.5 million in Q4 2009 (Q3 2009: $3.5 million, Q4 2008: $1.2 million), share based payment expense of $1.3 million (Q3 2009: $2.9 million, Q4 2008: $2.8 million) and costs for integration and restructuring of $nil (Q3 2009: $5.2 million; Q4 2008: $14.4 million).

Underlying research and development (R&D) expenditure was $43.2 million in Q4 2009, compared with $46.2 million in Q3 2009, a decrease of 6% (Q4 2008: $35.1 million). Total research and development expenditure for Q4 2009 was $47.1 million (Q3 2009: $50.3 million; Q4 2008: $37.8 million) which included amortisation of acquired intangible assets of $2.5 million (Q3 2009: $2.4 million; Q4 2008: $1.2 million) and share based payment charges of $1.4 million (Q3 2009: $1.6 million; Q4 2008: $1.6 million).

Underlying selling, general and administrative (SG&A) expenses were $24.6 million for Q4 2009, compared with $26.6 million in Q3 2009 (Q4 2008: $21.4 million). Total sales, general and administrative expenditure for Q4 2009 was $25.5 million (Q3 2009: $34.1 million; Q4 2008: $38.1 million) which included amortisation of acquired intangible assets of $1.0 million; (Q3 2009: $1.0 million; Q4 2008: $nil), integration and restructuring charges of $5.2 million in Q3 2009 (Q4 2008: $14.4 million), share based payment charges of a credit of $0.1 million (Q3 2009 $1.3 million; Q4 2008: $1.2 million) and in Q4 2008 the adjustment to goodwill as a result of the recognition of pre acquisition tax losses of $1.0 million.

Share-based payment charges, recorded under IFRS 2 (as amended), were $1.3 million for Q4 2009, representing a decrease of $1.6 million when compared with Q3 2009 charges of $2.9 million (Q4 2008: $2.8 million). The decrease was due to the reversal of charges associated with EPS based performance conditions on share options not being met.

52 weeks ended 1 January 2010

Underlying operating expenses were $241.4 million in 2009 compared with $237.0 million in 2008, an increase of 1.9%.

Operating expenses were $284.2 million compared with $318.3 million in 2008 which included non-cash amortisation of acquired intangibles of $9.5 million in 2009 (2008: $5.4 million), share based payment expense of $10.6 million (2008: $7.6 million), costs for integration and restructuring of $12.2 million (2008: $14.4 million), acquisition fees related to the acquisition of SiRF of $10.6 million (2008: $nil) and in 2008, non-cash asset impairment charges of $52.9 million and $1.0 million related to an adjustment to goodwill as a result of the recognition of tax losses.

In 2009, R&D costs were $169.7 million, a 7.3% increase from the $158.2 million of R&D expenditure in 2008.

Underlying research and development costs increased from $147.9 million in 2008 to $155.5 million in 2009, this was mainly due to the increased headcount in the second half of 2009 following the acquisition of SiRF (2009 average headcount: 811, 2008 average headcount: 697), however these increases were partially offset by the savings made in the Q4 2008 restructuring programme which saved $20 million across all operating expense categories, and the synergy restructuring programme implemented at completion of the acquisition, which aimed to make $35 million of annualised savings across all operating expense categories within 60 days. These targets were successfully met and delivered ahead of schedule.

The remaining increase in R&D expense was mainly due to the acquisition of SiRF; share options that had been issued to SiRF employees before the completion date and which were rolled over into CSR share options, leading to a $2.0 million increase in the R&D share option charge in 2009 and amortisation of intangible assets recognised on acquisition which contributed a further $2.0 million of the increase.

Selling, general and administrative costs in 2009 were $114.5 million, representing a 28.5% decrease from $160.2 million in 2008, the largest change being the impairment of $52.9 million in 2008, which did not recur. The costs of the Q4 2008 restructuring at $14.4 million were slightly higher than the 2009 integration and restructuring programme associated with the acquisition of SiRF which totalled $12.2 million. The main components of this charge in 2009 were onerous lease charges of $2.2 million, severance costs of $4.3 million and consultancy and legal costs of $4.5 million.

Fees associated with the acquisition of SiRF were $10.6 million, which included brokers’ fees, reporting accountant fees and legal fees. These were charged to the income statement in accordance with IFRS3 (revised 2008), which CSR adopted early for the 2009 financial reporting period. Under the rules of the previous IFRS3, these costs would have been included within the cost of the investment and ultimately within goodwill.

There was a charge of $2.0 million for the amortisation of acquired intangible assets in 2009, this was the amortisation of customer relationships and trade names recognised on the acquisition of SIRF.

Underlying selling, general and administrative expenses were $85.9 million representing a 3.5% decrease compared to 2008 selling, general and administrative expenses of $89.0 million. There was an increase in the cost base as a result of the acquisition of SiRF, however the impact of this was more than offset by the cost savings as a result of both the Q4 2008 restructuring and the 2009 synergy programme. There was a further decrease as the 2008 expenses include approximately $2.0 million on independent consultants retained in connection with CSR’s operational assessment.

Operating Result

Q4 2009

Underlying operating profit for Q4 2009 was $25.8 million, compared with $22.2 million in Q3 2009 (Q4 2008: $4.5 million). Operating profit (including the non-underlying operating expense items noted above) was $21.0 million for Q4 2009, compared with $10.6 million in Q3 2009 (Q4 2008: loss of $15.0 million).

Underlying operating margin was 13.0%, compared with 10.6% in Q3 2009 (Q4 2008: 3.2%). Operating margin was 10.6% in Q4 2009, compared with 5.0% in Q3 2009 (Q4 2008: (10.7%)).

52 weeks ended 1 January 2010

The operating loss for 2009 was $15.9 million compared to a loss of $8.5 million in 2008. Underlying operating profit for 2009 was $26.9 million compared to an underlying operating profit of $72.8 million in 2008, reflecting primarily the lower revenue and gross profit. Underlying operating expenses increased only 1.9% from $237.0 million in 2008 to $241.4 million in 2009. The operating margin in 2009, (including the non-underlying operating expense items noted above) was a loss of 2.6% compared to a loss of 1.2% in 2008. The underlying operating margin for 2009 was 4.5% compared to 10.5% in 2008.

Investment Income and Finance income/(expense)

Q4 2009

Finance costs were a credit of $0.7 million in Q4 2009, compared with finance costs of $0.4 million in Q3 2009 (Q4 2008: costs of $2.2 million), mainly due to exchange gains on non-US dollar cash balances compared to exchange losses in Q3 2009. Interest income was $0.2 million (Q3 2009: $0.5 million, Q4 2008: $1.3 million).

To manage exposure to foreign exchange movements, we enter into US dollar forward contracts. Our average US dollar contract rate for 2009 was set at $1.93 (2008: $1.98). A substantial proportion of our UK sterling denominated operating expenses are hedged with US dollar forward contracts 11 to 15 months in advance. We have hedged our expected 2010 UK sterling denominated operating expenses at an average rate of $1.56.

52 weeks ended 1 January 2010

Investment income primarily represents interest earned on our cash and cash equivalents. During 2009, we had a monthly average of $336.7 million in cash, cash equivalents and treasury deposits, an increase of 46% from the monthly average in 2008. A major reason for the increase was the cash, cash equivalents and treasury deposits of $111.5 million acquired through the acquisition of SiRF. Investment income decreased to $1.9 million in 2009 compared to $6.1 million in 2008, as a result of significantly lower UK and US interest rates.

Finance costs amounted to $0.2 million in 2009, a 95% decrease compared to $4.1 million in 2008. This decrease was primarily due to a loss of $2.6 million for 2008 in foreign exchange translations due to the reduction in the GBP:USD exchange rate during that year, and in 2009, there was a gain of $1.0 million as the GBP:USD exchange rate increased.

Tax

Q4 2009

Taxation in the quarter was a charge of $1.5 million (Q3 2009: charge of $2.2 million). The effective tax rate for the quarter was 6.7%, which is lower than the UK statutory rate of 28%, reflecting the difference in our full year effective tax rate of 20.6%, compared to the previously estimated effective tax rate as at 20 October 2009.

52 weeks ended 1 January 2010

The effective tax rate for the year at 20.6% was lower than the UK statutory rate of 28% due to the benefits of the enhanced tax deduction for R&D expenditure and the impact of lower tax rates in various jurisdictions in which our subsidiaries operate, however this was partly offset by the tax impact of non-deductible expenses, including the acquisition fees of $10.6 million and adjustments in respect of prior years. In 2008, when CSR had a loss before tax of $6.5 million, the tax charge was $0.5 million.

On a cash basis, we paid $0.8m of tax in 2009 as a result of profits in our overseas subsidiaries and received an R&D tax credit of $2.0m.

For 2010 we currently expect our effective tax rate to be approximately 25%, and for accumulated tax losses to offset current tax payable, resulting in a minimal cash tax for the year.

Earnings

Q4 2009

For Q4 2009, profit before taxation was $21.9 million, compared with $10.7 million for Q3 2009 (Q4 2008: loss of $15.8 million).

Underlying diluted earnings per share for Q4 2009 were $0.14 per share, compared with $0.10 per share for Q3 2009 (Q4 2008: $0.07 earnings per share).

Diluted earnings per share (including the impact of the non-underlying operating expense items noted above) for Q4 2009 were $0.11, compared with $0.05 in Q3 2009 (Q4 2008: loss of $0.05).

52 weeks ended 1 January 2010

The net loss for 2009 was $11.3 million, compared to a net loss of $6.9 million in 2008. This mainly reflected the lower level of revenue and gross profit in 2009 and the acquisition fees of $10.6 million, largely offset by a reduction in impairment charges of $52.9 million. The remaining impact was due to increases in operating expenses, due to the cost base acquired with SiRF. Underlying net profit decreased from $64.2 million in 2008 to $30.7 million in 2009 due mainly to the lower revenue and gross profit. Underlying operating expenses were $241.4 million in 2009 compared to $237.0 million in 2008, an increase of 1.9% and represented a smaller part of the decrease in underlying net profit.

Underlying diluted earnings per share for 2009 was $0.20 per share, a decrease of 59%, compared to $0.49 per share for 2008. Basic and diluted earnings per share were a loss of $0.07 for 2009, compared to basic and diluted loss per share of $0.05 for 2008. The 2009 earnings per share was impacted by the issue of 47.7 million shares in the acquisition of SiRF, which increased by 24.9 million the average weighted basic shares outstanding, and therefore had a $0.01 positive impact on the basic and diluted loss per share and a $0.03 negative impact on underlying diluted earnings per share.

Balance Sheet

Inventory at 1 January 2010 stood at $72.3 million, which was down 9% from the level at 2 October 2009 ($79.4 million), and up 9% from the level at 2 January 2009, ($66.2 million). This represents 63 inventory days, (Q3 2009: 63 days; 2008: 76 days). We aim to keep sufficient inventory to meet the often short customer order lead times in this industry.

Trade receivables decreased to $84.3 million as at 1 January 2010, down from $91.9 million at 2 October 2009 and up from $65.2 million at 2 January 2009. The increase was due to the significantly higher level of revenue in the fourth quarter of 2009, compared to the fourth quarter of 2008. Days’ sales outstanding increased slightly to 40 days (2 October 2009: 38 days; 2 January 2009: 58 days).

The increase in days’ sales outstanding in 2008 was due to the non-payment of invoices on the due date by one distributor. This receivable was collected and the issue has not recurred.

Goodwill

Goodwill arose on the acquisitions of SiRF in 2009, CPS and NordNav in 2007 and Clarity and UbiNetics during 2005.

Goodwill of $139.6 million was recognised on the acquisition of SiRF during 2009. Of this, $84.1 million was allocated to the handset segment, $12.8 million was allocated to the audio and consumer segment and $42.7 million was allocated to the automotive and PND segment. This allocation was performed based on the expected future benefits for these segments. Also during the period, the estimated remaining consideration payable on the NordNav acquisition was adjusted from $17.5 million to $nil in line with current forecasts of the amount due under the sale and purchase agreement. This adjustment decreased the goodwill allocated to the handset segment. During 2009, a deferred tax asset was recognised for the brought forward losses of NordNav, and CPS totalling $6.9 million. This adjustment decreased the goodwill allocated to the handset segment.

Fixed Assets (other tangible assets and property, plant and equipment)

Fixed assets at 1 January 2010 included the net book value of our software licences of $4.3 million (2008: $5.2 million), which support R&D, $3.3 million of ERP development and licensing costs, shown in assets in the course of construction, $3.2 million of internally developed technology which consists of development kits to enhance our design capabilities at advanced technology nodes, along with $22.5 million of in-process and developed R&D purchased as part of the acquisitions in 2009 and 2007 (2008: $14.3 million) and $11.6 million of trade names and customer relationships acquired with SiRF.

The value of our in-process and developed R&D increased by $8.2 million. This was due to $15.5 million acquired with SiRF, less total amortisation for the enlarged group of $7.3 million. The $11.6 million of trade names and customer relationships represents the $13.8 million acquired with SiRF less amortisation of $2.2 million.

The majority of the balance of our tangible fixed assets is made up of test equipment and IT equipment, including 18 production testers which we consign to our subcontractors. During 2009, we commenced work on a new combined ERP system for the enlarged group and by the end of the year we had spent $3.3 million in development and licensing costs.

Liabilities

Our total liabilities increased to $129.1 million at 1 January 2010 from $125.0 million at 2 January 2009.

Accounts payable increased by $15.0 million, due to the larger cost base acquired with SiRF and increased manufacturing related creditors. Accounts payable was particularly low in 2008 as there was a reduction in production levels towards the end of 2008 due to the action we took to reduce inventory in line with demand forecasts for early 2009.

Accruals increased by $39.3 million and the major increases were an increase in payroll related accruals of $23.5 million and increases in manufacturing related accruals of $14.7 million, for goods received but not invoiced by the supplier.

Tax liabilities decreased by $4.4 million, mainly due to the recognition of deferred tax assets mentioned above under “Goodwill”, which occurred in the same jurisdictions as the deferred tax liabilities and hence could be offset.

These movements were offset by the decrease in the contingent consideration related to NordNav of $17.5 million, mentioned above and the significant decrease in the negative fair value of forward foreign exchange contracts in place. The liability decreased by $31.8 million in the year as expected, as the differential between the forward contract exchange rates and the current exchange rate narrowed. The future liability will depend upon the differential between current exchange rates and those rates committed as part of our hedging portfolio. We continue to put forward contracts in place for our forecast sterling expenditures 11-15 months in advance.

Cash Flow

Q4 2009

Cash, cash equivalents and treasury deposits and investments increased to $412.4 million at 1 January 2010, from $395.8 million at 2 October 2009.

Operating cash flow before movements in working capital was an inflow of $34.2 million in Q4 2009 compared to an inflow of $24.8 million in Q3 2009 (Q4 2008: outflow of $2.3 million), with movements in working capital resulting in a cash outflow of $12.7 million compared to an outflow of $21.9 million in Q3 2009 (Q4 2008: inflow $38.4 million).

52 weeks ended 1 January 2010

Cash, cash equivalents and treasury deposits increased to $412.4 million at 1 January 2010, from $261.9 million at January 2, 2009, an increase of $150.5 million. The difference compared to the outflow of $11.3 million discussed below is due to amounts placed on treasury deposit of $160.8 million of which $45.0 million was acquired through the acquisition of SiRF and a foreign exchange gain of $1.0 million from retranslation of non-US dollar cash balances. Treasury deposits represent deposits with an initial term of greater than 90 days, which are shown separately from cash and cash equivalents on CSR’s consolidated balance sheet.

During 2009, there was a net cash outflow of $11.3 million, as compared with an outflow of $9.8 million in 2008. Operating cash flow before movements in working capital contributed $29.7 million as compared to $88.1 million in 2008. The reduction in cash was much larger than the decline in the operating loss because the 2008 operating loss was stated after the $52.9 million non-cash impairment, with movements in working capital resulting in a cash inflow of $20.6 million as compared to $8.2 million in 2008. The differences were mainly due to timing of purchases from subcontractors in the fourth quarter of each year and receipt of cash from customers at the 2008 year end where a distributor failed to pay on time.

The net cash inflow on acquisitions of subsidiaries of $66.5 million in 2009 represented the $111.5 million of cash, cash equivalents and treasury deposits acquired through the SiRF acquisition, excluding the $45.0 million of treasury deposits with initial maturities over 90 days and the acquisition fees paid of $10.6 million, which were included in the operating cash flows before movements in working capital.

Capital Expenditure

CSR’s capital expenditure declined by 41.1% from 2008 to 2009. In order to reduce manufacturing costs, and to secure sufficient testing capacity, CSR purchases production test equipment and consigns it to its subcontractors’ sites in Taiwan. CSR owns 18 consigned production testers each costing around $1.5 million when purchased. In 2008, CSR purchased three additional testers, and did not add to these in 2009.

In intangible assets, CSR spent $3.3 million developing a new Group wide ERP system during 2009, which is expected to be placed into service in 2010. CSR also spent $2.0 million completing a design kit for advanced technology nodes. In tangible assets, around $3.0 million of the additions related to IS infrastructure upgrades and expansions, to ensure a stable operating base for the development teams.

CSR expects some increases in capital expenditure in 2010 due to ongoing product development programmes.

Taxation and Financing

CSR’s net tax in 2009 was a cash inflow of $1.2 million, the majority of which was the receipt of an R&D tax credit in France. This compared to the tax paid of $30.0 million in 2008, and $29.8 million in 2007. CSR expect cash inflows from taxation in 2010, as it is possible to carry back the tax loss in the UK back to offset against the 2008 tax paid and obtain a refund. The Group corporation tax creditor of $3.3 million is more than offset by the current tax receivable of $7.4 million.

There was a cash outflow from other financing of $1.2 million, principally due to repayments under finance leases of $1.2 million, while in 2008 CSR had an inflow of $1.2 million, which was principally due to the proceeds on issues of shares upon exercise of share options by employees under CSR’s various share option plans.

People

Overall headcount was 1,348 as at 1 January 2010 (end Q3 2009: 1,351).

Condensed consolidated income statement

		Q4 2009	Q3 2009	Q4 2008	2009	2008
		(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
	Note	$’000	$’000	$’000	$’000	$’000
Revenue		198,077	209,870	140,073	601,399	694,865
Cost of sales		(104,437)	(114,865)	(79,126)	(333,099)	(385,037)

Gross profit		93,640	95,005	60,947	268,300	309,828
Underlying research and development		(43,242)	(46,238)	(35,068)	(155,462)	(147,964)
Share option charges		(1,406)	(1,633)	(1,554)	(6,763)	(4,785)
Amortisation of acquired intangible assets		(2,501)	(2,449)	(1,199)	(7,488)	(5,418)
Research and development		(47,149)	(50,320)	(37,821)	(169,713)	(158,167)
Underlying selling, general and administrative		(24,570)	(26,616)	(21,408)	(85,905)	(89,034)
Impairment of assets		—	—	—	—	(52,918)
Deferred tax adjustment to goodwill		—	—	(978)	—	(978)
Share option charges		149	(1,254)	(1,248)	(3,818)	(2,801)
Amortisation of acquired intangible assets		(950)	(1,029)	—	(1,979)	—
Acquisition fees		—	—	—	(10,572)	—
Integration and restructuring		(95)	(5,232)	(14,445)	(12,227)	(14,445)
Selling, general and administrative		(25,466)	(34,131)	(38,079)	(114,501)	(160,176)

Underlying operating profit		25,828	22,151	4,471	26,933	72,830
Impairment of assets		—	—	—	—	(52,918)
Deferred tax adjustment to goodwill		—	—	(978)	—	(978)
Share option charges		(1,257)	(2,887)	(2,802)	(10,581)	(7,586)
Acquisition fees		—	—	—	(10,572)	—
Integration and restructuring		(95)	(5,232)	(14,445)	(12,227)	(14,445)
Amortisation of acquired intangible assets		(3,451)	(3,478)	(1,199)	(9,467)	(5,418)
Operating profit (loss)		21,025	10,554	(14,953)	(15,914)	(8,515)
Investment income		178	538	1,309	1,915	6,139
Finance income (expense)		690	(389)	(2,169)	(243)	(4,075)

Profit (loss) before tax		21,893	10,703	(15,813)	(14,242)	(6,451)
Tax		(1,468)	(2,153)	9,779	2,933	(488)

Profit (loss) for the period		20,425	8,550	(6,034)	(11,309)	(6,939)

		$	$	$	$	$
Earnings (loss) per share
Basic	4	0.12	0.05	(0.05)	(0.07)	(0.05)
Underlying diluted (unaudited in all periods)	4	0.14	0.10	0.07	0.20	0.49
Diluted	4	0.11	0.05	(0.05)	(0.07)	(0.05)

Condensed consolidated statement of comprehensive income

	Q4 2009	Q3 2009	Q4 2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
	$’000	$’000	$’000	$’000	$’000
Profit (loss) for the period	20,425	8,550	(6,034)	(11,309)	(6,939)
Other comprehensive income
Gain (loss) on cash flow hedges	4,925	3,650	(21,910)	34,228	(31,677)
Net tax on cash flow hedges in equity	(1,295)	(1,022)	6,221	(9,589)	8,930
Transferred to income statement in respect of cash flow hedges	(708)	(1,075)	6,013	(5,463)	7,316
Tax on items transferred from equity	198	301	(1,684)	1,530	(2,052)

Total comprehensive income (loss) for the period	23,545	10,404	(17,394)	9,397	(24,422)

Condensed consolidated balance sheet

	1 January 2010	2 October 2009	2 January 2009
	(audited)	(unaudited)	(audited)
	$’000	$’000	$’000
Non-current assets
Goodwill	221,451	224,581	106,322
Other intangible assets	44,974	46,676	20,797
Property, plant and equipment	40,551	42,038	48,173
Deferred tax asset	4,341	6,938	6,481

	311,317	320,233	181,773

Current assets
Inventory	72,345	79,407	66,201
Derivative financial instruments	2,397	1,771	—
Trade and other receivables	99,347	105,028	80,417
Corporation tax debtor	5,433	1,726	1,392
Treasury deposits and investments	241,763	219,686	81,000
Cash and cash equivalents	170,601	176,074	180,898

	591,886	583,692	409,908

Total assets	903,203	903,925	591,681

Current liabilities
Trade and other payables	116,366	137,721	62,170
Current tax liabilities	1,332	2,588	1,648
Obligations under finance leases	326	322	1,057
Derivative financial instruments	230	4,529	32,062
Provisions	8,122	4,673	4,408
Contingent consideration	—	7,000	753

	126,376	156,833	102,098

Net current assets	465,510	426,859	307,810

Non-current liabilities
Deferred tax liability	—	—	4,002
Contingent consideration	—	—	16,747
Long-term provisions	2,716	3,068	1,795
Obligations under finance leases	—	320	293

	2,716	3,388	22,837

Total liabilities	129,092	160,221	124,935

Net assets	774,111	743,704	466,746

Equity
Share capital	318	317	238
Share premium account	363,032	362,334	91,448
Capital redemption reserve	950	950	950
Merger reserve	61,574	61,574	61,574
Employee Benefit Trust Reserve	(40,224)	(40,224)	(40,224)
Hedging reserve	3,505	(712)	(25,260)
Share based payment reserve	48,446	47,189	27,864
Tax reserve	33,433	29,624	35,770
Retained earnings	303,077	282,652	314,386

Total equity	774,111	743,704	466,746

Condensed consolidated statement of changes in equity

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 2 January 2009	238	91,448	950	61,574	(40,224)	(25,260)	27,864	35,770	314,386	466,746
Loss for the period	—	—	—	—	—	—	—	—	(11,309)	(11,309)
Other comprehensive income for the period	—	—	—	—	—	28,765	—	(8,059)	—	20,706

Total comprehensive income for the period	—	—	—	—	—	28,765	—	(8,059)	(11,309)	9,397
Share issues	80	271,584	—	—	—	—	—	—	—	271,664
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	10,581	—	—	10,581
Credit to equity for equity-settled share based payments on acquisition	—	—	—	—	—	—	10,001	—	—	10,001
Current tax benefit taken directly to equity on share option gains	—	—	—	—	—	—	—	2,648	—	2,648
Deferred tax benefit on share option gains	—	—	—	—	—	—	—	3,074	—	3,074

At 1 January 2010	318	363,032	950	61,574	(40,224)	3,505	48,446	33,433	303,077	774,111

Condensed consolidated statement of changes in equity (continued)

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 28 December 2007	236	89,926	950	61,574	(20,025)	(899)	20,278	35,298	321,325	508,663
Loss for the period	—	—	—	—	—	—	—	—	(6,939)	(6,939)
Loss on cash flow hedges	—	—	—	—	—	(24,361)	—	6,878	—	(17,483)

Total comprehensive income for the period	—	—	—	—	—	(24,361)	—	6,878	(6,939)	(24,422)
Share issues	2	1,522	—	—	—	—	—	—	—	1,524
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	7,586	—	—	7,586
Current tax benefit taken directly to equity on share option gains	—	—	—	—	—	—	—	1,359	—	1,359
Deferred tax on share-based payment transactions	—	—	—	—	—	—	—	(7,765)	—	(7,765)
Purchase of own shares	—	—	—	—	(20,199)	—	—	—	—	(20,199)

At 2 January 2009	238	91,448	950	61,574	(40,224)	(25,260)	27,864	35,770	314,386	466,746

Condensed consolidated cash flow statement

		Q4 2009	Q3 2009	Q4 2008	2009	2008
		(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
	Note	$’000	$’000	$’000	$’000	$’000
Net cash from operating activities	5	20,923	2,678	33,991	50,233	66,301

Investing activities
Interest received		335	989	1,295	2,307	6,187
(Purchase) sale of treasury deposits, net of treasury deposits acquired with subsidiary		(22,077)	45,284	20,000	(115,793)	(28,935)
Purchases of property, plant and equipment		(2,700)	(1,473)	(711)	(7,528)	(20,232)
Purchases of intangible assets		(3,225)	(1,350)	1,481	(5,799)	(2,448)
Acquisition of subsidiaries		—	—	—	66,489	(11,689)

Net cash (used in) from investing activities		(27,667)	43,450	22,065	(60,324)	(57,117)

Financing activities
Repayments of obligations under finance leases		(385)	—	1,254	(1,282)	(279)
Purchase of own shares		—	—	—	—	(20,199)
Proceeds on issue of shares		625	(1,236)	48	66	1,524

Net cash from (used in) financing activities		240	(1,236)	1,302	(1,216)	(18,954)

Net (decrease) increase in cash and cash equivalents		(6,504)	44,892	57,358	(11,307)	(9,770)

Cash and cash equivalents at beginning of period		176,074	131,413	125,403	180,898	193,311

Effect of foreign exchange rate changes		1,031	(231)	(1,863)	1,010	(2,643)

Cash and cash equivalents at end of period		170,601	176,074	180,898	170,601	180,898

Notes

1. Basis of preparation and accounting policies

The annual financial statements of CSR plc are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The financial statements for the 52 weeks ended 1 January 2010 were approved by the directors on 9 February 2010. The financial information contained in this statement does not constitute statutory accounts within the meaning of section 435 of the Companies Act 2006.

Statutory accounts for the 53 weeks ended 2 January 2009 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies. Those for the 52 weeks ended 1 January 2010 will be delivered following the Company’s annual general meeting. The auditor’s reports on both the accounts for the 53 weeks ended 2 January 2009 and those for the 52 weeks ended 1 January 2010 were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under s498(2) or (3) of Companies Act 2006 or equivalent preceding legislation.

Whilst the financial information included in this preliminary announcement has been prepared in accordance with the recognition and measurement criteria of International Financial Reporting Standards (IFRSs), this announcement does not contain itself sufficient information to comply with IFRSs. We expect to publish full financial statements that comply with IFRSs in February 2010.

The financial information for the quarters Q4 2009, Q3 2009 and Q4 2008 is unaudited.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q4 2009	13 weeks	3 October 2009 to 1 January 2010
Q3 2009	13 weeks	4 July 2009 to 2 October 2009
Q4 2008	14 weeks	27 September 2008 to 2 January 2009
2009	52 weeks	3 January 2009 to 1 January 2010
2008	53 weeks	29 December 2007 to 2 January 2009

This preliminary announcement has been prepared under the same accounting policies as the statutory accounts for the 53 weeks ended 2 January 2009 except for the following new Standards that have been adopted:

In the current financial period, the Group has adopted International Financial Reporting Standard 2 (amended) “Share-based payment – vesting conditions and cancellations”, International Accounting Standard 1 “Presentation of Financial Statements” (revised 2007), and both International Financial Reporting Standard 3 “Business Combinations” (as revised in 2008) and International Accounting Standard 27 “Consolidated and separate financial statements” (as revised in 2008) in advance of their effective date.

The amendments to IFRS 2 require the acceleration of share-based payment charges relating to employees who cease to contribute to SAYE scheme. The application of this Standard has not required a restatement of comparative periods.

The Group has also decided to reclassify share option charges out of the underlying profit measure. Prior periods have been restated accordingly.

The impact of the early adoption of IFRS 3 (revised) and IAS 27 (revised) has resulted in some changes to the Group’s accounting policies and, in accordance with the transitional provisions of IFRS 3(2008), these standards have been applied prospectively to business combinations for which the acquisition date is on or after 3 January 2009:

The impact of IFRS 3 (2008) Business Combinations has been:

•	to change the basis for allocating a portion of the purchase consideration in a business combination to replacement share-based payment awards granted at the time of the combination; and

•	to require that acquisition-related costs be accounted for separately from the business combination, generally leading to those costs being expensed when incurred.

2. Going Concern

The financial statements have been prepared on the going concern basis. The directors have considered future cash forecasts and revenue projections, based on prudent market data, in their consideration of going concern. The issues surrounding going concern are discussed regularly by the Board and were evaluated as part of the Group’s budget for the next financial year and the Group’s longer term plans.

Management is currently of the opinion that the Group has adequate financial resources and a robust policy towards treasury risk and cash flow management. The Group has $412.4 million of cash and cash equivalents, including treasury deposits and investments, as at 1 January 2010 and no debt liabilities. The directors believe that the Group is adequately placed to manage its business risks successfully despite the current uncertain economic outlook and challenging macro economic conditions.

After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

3. Changes in share capital

290,775 ordinary shares were issued for employee option exercises in Q4 2009. Consideration was $701,592 at a premium of $701,091.

As at 1 January 2010 there were 182,187,878 shares in issue.

1,638,801 Ordinary Shares were issued from employee option exercises between 3 January 2009 and 1 January 2010. Consideration was $2,253,576, at a premium of $2,250,987.

47,658,256 ordinary shares were issued on 26 June 2009 and admitted to trading on the London Stock Exchange. These shares represented the equity consideration for the acquisition of SiRF Technology Holdings Inc. (note 35) and represented a consideration of $271,524,109, at a premium of $271,446,364.

Fees of $1,847,406 were incurred as a consequence of the share issue and have been shown as a deduction from equity against share premium.

On the same date, 133,678,208 of CSR plc shares in issue were delisted and readmitted to the London Stock Exchange in accordance with the Listing Rules, as the acquisition of SiRF Technology Holdings Inc. represented a reverse takeover under the Listing Rules. The transaction is not treated as a reverse takeover for accounting purposes.

4. Earnings (loss) per ordinary share

The calculation of earnings (loss) per share is based upon the profit (loss) for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares*

Q4 2009	177,335,662	182,617,405

Q3 2009	176,980,880	182,410,823

Q4 2008	128,125,891	129,563,982

2009	153,927,671	157,448,170

2008	128,617,601	130,610,753

*	Share options are only treated as dilutive where the result after taxation is a profit.

4. Earnings (loss) per ordinary share (continued)

	Q4 2009	Q3 2009	Q4 2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
	$’000	$’000	$’000	$’000	$’000
Earnings

Underlying profit (loss) for the period	25,201	18,683	8,937	30,728	64,230
Impairment of assets, net of tax	—	—	—	—	(48,376)
Deferred tax adjustment to goodwill	—	—	(978)	—	(978)
Share option charges	(1,257)	(2,887)	(2,802)	(10,581)	(7,586)
Acquisition fees	—	—	—	(10,572)	—
Integration and restructuring, net of tax	(68)	(3,768)	(10,328)	(8,807)	(10,328)
Deferred tax adjustment on previous acquisitions	—	—	—	(2,946)	—
Amortisation of acquired intangibles	(3,451)	(3,478)	(863)	(9,131)	(3,901)
Profit (loss) for the period	20,425	8,550	(6,034)	(11,309)	(6,939)

Earnings (loss) per share

	Q4 2009	Q3 2009	Q4 2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
	$	$	$	$	$
Basic	0.12	0.05	(0.05)	(0.07)	(0.05)
Underlying diluted	0.14	0.10	0.07	0.20	0.49
Impairment of assets	—	—	—	—	(0.37)
Deferred tax adjustment to goodwill	—	—	(0.01)		—
Share option charges	(0.01)	(0.01)	(0.02)	(0.07)	(0.06)
Integration and restructuring, net of tax	—	(0.02)	(0.08)	(0.05)	(0.08)
Deferred tax adjustment on previous acquisitions	—	—	—	(0.02)	—
Acquisition fees, net of tax	—	—	—	(0.07)	—
Amortisation of intangibles	(0.02)	(0.02)	(0.01)	(0.06)	(0.03)
Diluted	0.11	0.05	(0.05)	(0.07)	(0.05)

5. Reconciliation of operating profit (loss) to net cash from operating activities

	Q4 2009	Q3 2009	Q4 2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
	$’000	$’000	$’000	$’000	$’000
Net profit (loss)	20,425	8,550	(6,034)	(11,309)	(6,939)
Adjustments for:
Investment income	(178)	(538)	(1,309)	(1,915)	(6,139)
Finance (income) costs	(690)	389	2,169	243	4,075
Income tax expense (credit)	1,468	2,153	(9,779)	(2,933)	488
Amortisation of intangible assets	4,170	4,021	(1,110)	11,860	10,468
Depreciation of property, plant and equipment	4,596	4,784	5,725	18,383	20,135
Impairment of assets	—	—	—	—	52,918
Loss on disposal of property, plant and equipment and intangible fixed assets	16	—	664	503	731
Deferred tax adjustment to goodwill	—	—	978	—	978
Share option charges	1,257	2,888	2,802	10,581	7,586
Increase in provisions	3,097	2,545	3,620	4,313	3,789

Operating cash flows before movements in working capital	34,161	24,792	(2,274)	29,726	88,090
Decrease (increase) in inventories	7,062	(11,646)	14,526	8,679	11,055
Decrease (increase) in receivables	5,035	(16,268)	44,395	3,642	17,253
(Decrease) increase in payables	(24,805)	6,063	(20,550)	8,233	(20,063)

Cash generated by operations	21,453	2,941	36,097	50,280	96,335
Foreign tax paid	(188)	(221)	(240)	(782)	(1,290)
Corporation tax paid	—	—	(1,823)	—	(28,738)
Interest paid	(342)	(158)	(43)	(1,252)	(326)
R&D tax credit received	—	116	—	1,987	320

Net cash from operating activities	20,923	2,678	33,991	50,233	66,301

6. Segmental reporting

Following an internal reorganisation during the first half of 2009, the reportable segments of CSR changed from those shown in the 2008 Annual Report.

The Group’s new reportable segments under IFRS8 Operating Segments are as follows:

Handset Business Unit (HBU)	Mobile handsets

Audio and Consumer Business Unit (ACBU)	Headsets, PC, and Consumer applications

Automotive and PND (APBU)	Automotive and Personal Navigation Device (PND) applications

The reportable segments previously disclosed were Cellular and Non Cellular.

The handset and headset businesses were previously included within the Cellular segment prior to the internal reorganisation and have now been split between HBU and ACBU. The Non Cellular reportable segment has now been split between the ACBU and APBU reportable segments.

Segment revenues and results

There was no inter-segmental revenue in any of the periods shown.

The following is an analysis of the Group’s revenue and results by reportable segment in the 52 weeks ended 1 January 2010:

52 weeks ending 1 January, 2010	HBU	ACBU	APBU	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	310,792	163,271	127,336	—	601,399

Result
Underlying operating profit	4,641	6,246	16,046	—	26,933

Share-based payment charges				(10,581)	(10,581)
Amortisation of acquired intangible assets				(9,467)	(9,467)
Integration and restructuring				(12,227)	(12,227)
Acquisition fees				(10,572)	(10,572)

Operating loss					(15,914)

Investment income					1,915
Finance costs					(243)

Loss before tax					(14,242)

6. Segmental reporting (continued)

The Group discloses underlying operating profit as the measure of segment result as this is the measure used in the decision-making and resource allocation process of the Chief Operating Decision Maker, who is the Group’s Chief Executive Officer. Investment income and finance costs are not allocated to reportable segments for the purposes of reporting to the Group’s Chief Executive Officer.

Underlying operating profit represents operating profit earned by each segment without allocation, in each period, of acquisition fees, share-based payment charges, integration and restructuring charges, charges related to the amortisation of acquired intangible assets, the adjustment to goodwill in respect of deferred tax in 2008, the asset impairment charges in 2008

A substantial proportion of R&D costs are allocated to the handset business unit. Other operating costs are allocated on activity. This method of cost allocation is used to report costs to the Group’s Chief Executive Officer for the purposes of resource allocation and assessment of segment performance.

The following is an analysis of the Group’s revenue and results by reportable segment in the 53 weeks ended 2 January 2009 restated for the changes in reportable segments:

53 weeks ended 2 January, 2009	HBU	ACBU	APBU	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	344,198	299,572	51,095	—	694,865

Result
Underlying operating (loss) profit	(8,536)	63,377	17,989	—	72,830

Share-based payment charges				(7,586)	(7,586)
Amortisation of acquired intangible assets				(5,418)	(5,418)
Integration and restructuring				(14,445)	(14,445)
Deferred tax adjustment to goodwill				(978)	(978)
Asset impairment				(52,918)	(52,918)

Operating loss					(8,515)

Investment income					6,139
Finance costs					(4,075)

Loss before tax					(6,451)

6. Segmental reporting (continued)

Segment assets

Following the internal reorganization, the corresponding segment specific assets have been reallocated to the new segment structure. Assets are allocated to the segment which has responsibility for their control.

	1 January 2010	2 January 2009
	$’000	restated $’000
HBU	280,688	223,171
ACBU	66,113	67,564
APBU	116,773	16,001

Total segment assets	463,574	306,736

Deferred tax asset	4,341	6,481
Cash flow hedges	2,397	—
Other receivables	15,094	15,174
Corporation tax debtor	5,433	1,392
Treasury deposits and investments	241,763	81,000
Cash and cash equivalents	170,601	180,898

Total assets	903,203	591,681

Assets allocated to reportable segments are goodwill, property, plant and equipment, intangible assets, trade receivables and inventory. All other assets are unallocated.

Allocation of goodwill to segments

	1 January 2010	2 January 2009
	$’000	restated $’000
Reportable segment
HBU	151,477	91,835
ACBU	18,570	5,795
APBU	51,404	8,692

	221,451	106,322

Goodwill has been allocated to reportable segments as described above, with the goodwill relating to the acquisition of SiRF Technology Holdings Inc being allocated to the HBU, ACBU, APBU segment based on its anticipated future contributions to these segments.

No information is provided on segment liabilities as this measure is not provided to the chief operating decision maker.

7. Acquisition of subsidiaries – SiRF Technology Holdings, Inc.

On 26 June 2009, the Group acquired 100% of the issued share capital of SiRF Technology Holdings, Inc., a semiconductor supplier of Global Positioning System or GPS based location technology solutions, for a consideration of $281.5 million. Each share of SiRF common stock was exchanged for 0.741 of a CSR plc ordinary share, par value £0.001 per share. The acquisition provides CSR with leading capability in GPS which complements CSR’s existing Bluetooth and Wi-Fi solutions. The Group exchanged 47,658,246 shares in CSR plc for 100% of the issued share capital of SiRF Technology Holdings Inc. at a CSR plc share price of £3.4925 and exchange rate of 1.6313 US dollars to GBP.

The acquisition note is shown below:

Recognised amounts of identifiable assets acquired and liabilities assumed

$’000
Financial assets	135,172
Inventory	14,823
Property, plant and equipment	3,165
Intangible assets	30,536
Financial liabilities	(41,748)

141,948

Goodwill	139,577

Total consideration	281,525

Purchase price:
Fair value of shares issued	271,524
Fair value of share options exchanged	21,617
Less: unvested portion of the fair value of share options	(11,492)
Less: excess of fair value of vested share options over the original awards	(124)

281,525

Net cash inflow arising on acquisition
Cash and cash equivalents acquired	66,489
Directly attributable costs	(10,572)

55,917